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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

São Paulo, Brazil, November 14, 2022 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended June 30, 2022 Restated (2Q22), March 31, 2022 (1Q22), December 31, 2021 (4Q21) and June 30, 2021 (2Q21), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

RESTATEMENT

In September 2022, Eve Holding, Inc. (EVEX) reviewed its accounting for certain warrants that were issued and became exercisable at the closing on May 9, 2022, of the transactions contemplated by the Business Combination Agreement.

 Based on such review, the Company expects to recognize the following NON-CASH expenses associated with the issuance of such warrants for 2Q22.

 a) Warrants

In regarding of Warrants, Embraer understood that the correct account treatment would be to measure it as fair value. Based on that we recognized a NON-CASH impact of US$76 million in net results. The impact of this restatement was US$142 million in other operating expenses and US$66 million of fair value in financial income.

 b) Listing Expenses

Embraer has revised the combination with Zanite, in order to attend the correct account, it was recognized the NON-CASH expense of US$136 million in other operating expenses as Listing Expenses.

 c) Transaction cost

Based on the reclassification of transaction costs, the Company assessed which costs were direct and incremental and concluded that the amount to be reclassified US$15 million in equity to other operating expenses.

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HIGHLIGHTS

•	Firm order backlog ended 2Q22 at US$ 17.8 billion (+US$0.5 billion versus 1Q22). This is the highest quarter backlog post pandemic, driven by solid order activity. Recent announcement of 20 E195-E2 firm order of Porter will be included in 3Q22 backlog.
•	Reported 2Q22 consolidated gross margin of 22.9% higher than 18.2% reported in 2Q21, with y-o-y improvement in most segments due to product mix, pricing increase and overall operational performance, including tax efficiencies.
•	Adjusted EBIT and EBITDA were US$ 81.2 million and US$ 124.6 million, respectively, yielding Adjusted EBIT margin of 8.0% and Adjusted EBITDA margin of 12.2%.
•	In 2Q22, Embraer reported Adjusted Net Income (excluding deferred taxes and special items) of US$ 46.2 million and Adjusted Earnings per Share of US$ 0.25.
•	Free cash flow (FCF) in 2Q22 was a surplus of US$ 91.2 million, representing a significant improvement compared to the US$ 45.1 million in FCF in 2Q21, supported by divestment of Évora’s facilities and EVE’s IPO offset by working capital needs and liability management strategy.
•	The Company finished the quarter with net debt of US$ 1.198 billion, or US$ 0.255 billion less than 1Q22 in line with the strategy to improve our capital structure and liability management.

Main financial indicators[1]

2 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

³ Net Debt w/o EVE represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing, less EVE’s Net Debt.

2

REVENUES and gross margin

Consolidated revenues of US$ 1,018.9 million in 2Q22 represent a decrease of 9.9% y-o-y mostly driven by lower deliveries in Commercial and Defense & Security and partially offset by higher revenues in Services & Support.

Q	Commercial Aviation reported revenue reduction of 23% y-o-y of US$ 299.9 million due to lower aircraft deliveries in the quarter. Reported 2Q22 consolidated gross margin from Commercial Aviation of 13.2% higher than 4.5 % reported in 2Q21.

Q	Executive Aviation 2Q22 revenues were US$ 266.7 million, which is 0.2% higher y-o-y. Reported 2Q22 gross margin from Executive Aviation of 22.1% higher than 17.5% reported in 2Q21 due to higher y-o-y prices.

Q	Defense & Security reported revenue fall of 28% to US$ 126.6 million, mainly impacted by less Super Tucano deliveries and revenues in 2Q22 compared to 2Q21. Reported 2Q22 gross margin from Defense & Security of 28.0% lower than 34.6% reported in 2Q21.

Q	Services & Support reported revenues of US$ 320.1 million, representing y-o-y growth of 7.4%. It continues to show solid recovery as airlines and executive jets operators’ flight activities are recovering from the pandemic peak in 2020. Reported 2Q22 gross margin from Service & Support of 31.8% higher than 28.3% reported in 2Q21.

Reported 2Q22 consolidated gross margin of 22.9% higher than 18.2% reported in 2Q21, with the y-o-y improvement in most segments, especially in the Commercial, Executive Aviation and Services & Support.

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EBIT AND ADJUSTED EBIT

In 2Q22, the Company’s reported results as summarized in the table below.

Excluding these special items, 2Q22 Adjusted EBIT was US$ 81.2 million and Adjusted EBIT margin was 8.0%, compared to Adjusted EBIT of US$ 104.7 million and Adjusted EBIT margin of 9.3% in 2Q21. Strong recovery Adjusted EBIT in 2Q22 as compared to 1Q22 was driven by better production, cost and price efficiency in Commercial and Executive Aviation, that led to increase in revenues and gross margin.

net income (Loss)

Net loss attributable to Embraer shareholders and earnings per ADS for 2Q22 were US$(146.4) million and US$(0.80), respectively, compared to US$ 87.9 million in net income attributable to Embraer shareholders and US$ 0.48 in Earnings per ADS in 2Q21.

Note: reported net income is explained above and adjusted net income can be seen below at the chart.

ADJUSTED NET INCOME – US$ Million

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DEBT & LIABILITY MANAGEMENT

Embraer ended 2Q22 with a net debt position of US$ 1.2 billion, compared to US$ 1.5 billion q-o-q and US$ 1.8 billion y-o-y. The decrease in the Company’s net debt position q-o-q is a result of cash usage and payment of all 2022 balance of Embraer’s bond and repurchase of 2025, 2027 and 2028 bonds. Liquidity position decreased to US$ 1.96 billion, from the US$ 2.10 billion in 1Q22, with payment of US$ 396.8 million of short and long-term debt.

The average loan maturity of 2Q22 was maintained at 3.8 years. The cost of Dollar-denominated loans in 2Q22 was 5.30% p.a., in line with the 5.20% p.a. cost in 1Q22, while the cost of Brazilian Real denominated loans increased to 7.32% p.a. in 2Q22 compared to 6.39% in 1Q22, due to the increase in the reference rate.

FREE CASH FLOW

Adjusted free cash flow for 2Q22 was US$ 91.2 million, a significant improvement compared to US$ 45.1 million reported in 2Q21 due to working capital optimization, in light of production ramp-up and divestment of Évora’s facilities.

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Free cash flow resources offset part of US$ 396.8 million bond repurchase and loans payment in the quarter.

As reference, EVE's US GAAP cash flow amounted to US$162 million in the first half, for more details EVE publishes its results on the same day on New York Stock Exchange.

CAPEX

Net additions to total PP&E for 2Q22 were US$ 31.6 million. Of the total 2Q22 value, Capex amounted to US$ 12.6 million, and pool program spare parts represented US$ 19.3 million of total figures. In 2Q22, Embraer invested a total of US$ 26.4 million in product development, mainly related to TP program.

WORKING CAPITAL

Aligned with the Company’s planned ramp-up of deliveries in the coming quarters, working capital was impacted by an increase in inventory’s work-in-progress. Several working capital initiatives resulted in a positive YTD free cash flow, considering 2/3 of annual revenue planned for the second semester.

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Total Backlog

Firm order backlog reached US$ 17.8 billion in 2Q22, representing an increase of 12% and 2.9% compared to 2Q21 and 1Q22, respectively, reaching the highest backlog post pandemic, not accounting for the 20 firm orders for Porter in July22.

BACKLOG – US$ Billion

Commercial Aviation

In 2Q22, Embraer delivered 11 commercial jets, as shown below:

Embraer delivered 8 Embraer 175 to SkyWest and 3 Embraer 195-E2 to Aircastle and ICBC. In the 2Q22, NAC was announced as the E-Jets Freighter launch lessor, after signing an LOI of up to 10 P2F conversions and additional undisclosed customer signed a firm order of up to 10 P2F conversions. Embraer and Pratt & Whitney successfully tested a GTF-powered E195-E2 aircraft on 100% SAF, the first step in the certification process to maximize emission reduction with the use of Sustainable Aviation Fuels.

Unit backlog and cumulative deliveries for Commercial Aviation at the end of 2Q22 were as follows:

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Executive AVIATION

Executive Aviation delivered 21 aircraft (12 light and 9 mid-size jets) in the second quarter 2022. Deliveries were higher than 2Q21 and sales continued strong in the quarter with sales orders exceeding prior year levels. The book-to-bill ratio remains above 2.5 to 1, the highest in the industry.

Growth in the light and mid-sized business jet segments continues. Embraer Executive Aviation is well positioned to capitalize on this growth, with strong product performance and increased customer demand.

Defense & security

As of 2Q22, there are four units of C-390 Millennium in the production line destined to the Brazilian Air Force (FAB), two units to the Portuguese Air Force and one to the Hungarian Defense Forces. With regards to ongoing sales campaigns, Embraer was honored by the Netherlands Ministry of Defense's (MoD) decision of selecting the C-390 Millennium as a sole source in its project “Replacement Capacity Tactical Airlift”.

In our cybersecurity business, Tempest continues to show strong growth, with more than twice revenue when compared 2Q22 vs 2Q21 and representing a year-to-date growth of more than 60% compared to the first half of 2021.

SERVICES & SUPPORT

Growth of Services and Support is based on the expansion of the sale of materials (parts and support to special programs). This is due to higher aircraft fleet usage of the Commercial and Executive aviation, because of the recovery from the adverse impact of the COVID-19 pandemic.

The main drivers for the Commercial Aviation services were in Pool Program and components. Highlights are shed on a new long-term and significant agreement extension signed with Intel for the ERJ fleet. Porter has also made an addition to its E2 fleet in the pool program, now overseeing new components. New long-term agreements also included Eswatini National Airways and Marathon pool agreement.

For Executive Jets Services, sales results continue ahead of target with new contracts signed in the first six months of the year.

For the Defense market, new temporary support contracts were celebrated with the Brazilian Federal Police for two E175 and with SATENA, bringing new revenue to Embraer Services & Support. Also in the term, the Services & Support Training team assisted the first and successful KC-390 operation for cargo airdrop of supplies at the Brazilian Research Base at Antarctica.

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EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1) Three Months Ended		(1) Six Months Ended	
	30 Jun, 2021	30 Jun, 2022*	30 Jun, 2021	30 Jun, 2022*
Operating activities				
Net income (loss) for the period	89.2	(154.5)	(0.8)	(185.2)
Adjustment to net income for items not affecting cash				
Depreciation of property plant and equipment and right of use	34.7	25.1	63.5	52.7
Realization of government grants	(0.8)	(0.1)	(1.6)	(0.5)
Amortization of intangible assets	23.4	22.7	44.9	37.7
EVEX transaction	-	223.7	-	223.7
Realization of contribution from suppliers	(2.1)	(4.3)	(4.8)	(6.3)
Loss (reversal) for inventory obsolescence	(3.8)	(5.4)	4.9	(2.2)
Adjustment to market value, inventory, property plant and equipment and intangible	(4.3)	7.5	0.4	7.3
Adjustment to market value - Financial Assets	(39.1)	-	(39.1)	-
Losses on fixed assets disposal	3.1	12.8	5.7	13.8
Expected credit losses (reversal) and receivables written-off	(5.5)	21.7	(22.3)	22.9
Deferred income tax and social contribution	(18.5)	(42.6)	(27.0)	(95.5)
Accrued interest	54.5	48.7	113.7	117.4
Interest on marketable securities, net	(0.6)	(2.2)	(1.0)	(3.5)
Equity in associates gains and losses	(0.6)	(4.4)	(1.6)	(5.6)
Share-based remuneration	-	1.8	-	1.8
Foreign exchange gain (loss), net	(5.8)	(21.6)	(21.6)	(43.4)
Mark to market of the residual value guarantees	(3.9)	-	(10.9)	-
Other provisions	(0.2)	12.2	5.5	8.3
Non-controlling interest	(1.3)	8.2	(1.0)	7.1
Changes in assets				
Financial investments	(63.3)	48.0	(293.8)	(81.9)
Derivative financial instruments	(5.1)	6.1	2.2	(7.7)
Collateralized accounts receivable and accounts receivable	31.0	(77.7)	46.5	(38.3)
Contract assets	(113.5)	(6.5)	(168.9)	(41.6)
Customer and commercial financing	(1.7)	0.9	0.4	-
Inventories	151.2	(150.7)	120.8	(398.6)
Other assets	(54.1)	(38.7)	(69.4)	(44.1)
Changes in liabilities				
Trade accounts payable	(18.3)	171.2	(8.0)	232.6
Trade accounts payable - Supplier finance	(13.9)	(1.8)	2.0	(2.5)
Other payables	30.9	(80.6)	(5.8)	(66.0)
Contract liabilities	(11.4)	41.1	(36.2)	284.6
Taxes and payroll charges payable	9.2	29.8	15.1	30.3
IR / CS paid	(4.2)	(4.8)	(9.9)	(11.0)
Financial guarantees	(0.9)	(1.5)	(1.8)	(15.5)
Unearned income	14.4	(10.6)	13.8	(10.4)
Interest paid	(36.7)	(34.5)	(96.4)	(99.6)
Net cash generated (used) by operating activities	**32.0**	**39.0**	**(382.5)**	**(119.2)**
Investing activities				
Proceeds from sale of property, plant and equipment	0.8	0.3	1.6	0.9
Acquisition of property, plant and equipment	(15.4)	(31.9)	(34.3)	(50.6)
Additions to intangible assets	(35.4)	(26.4)	(59.9)	(47.8)
Additions investments in subsidiaries and affiliates	(0.4)	-	(0.5)	(0.1)
Sales of investiments	-	158.2	-	158.2
Acquisition of non controlling interest	-	0.4	-	-
Investments measured at amortized cost	302.9	3.2	63.0	(21.9)
Dividends Received	1.2	0.8	1.3	0.8
Net cash generated (used) in investing activities	**253.7**	**104.6**	**(28.8)**	**39.5**
Financing activities				
Repayment of borrowings	(58.4)	(396.7)	(127.5)	(873.3)
Proceeds from borrowings	0.2	10.5	10.9	10.9
Receipt in the offering of shares of subsidiary	-	192.0	-	192.0
Cost of offering controlled shares	-	(47.9)	-	(47.9)
Repurchases of common shares	-	-	(2.5)	-
Lease Payments	(2.7)	(3.4)	(5.2)	(6.1)
Net cash generatet (used) by financing activities	**(60.9)**	**(245.5)**	**(124.3)**	**(724.4)**
Increase (Decrease) in cash and cash equivalents	**224.8**	**(101.9)**	**(535.6)**	**(804.1)**
Effects of exchange rate changes on cash and cash equivalents	**3.2**	**0.1**	**3.7**	**4.5**
Cash and cash equivalents at the beginning of the period	**1,123.2**	**1,140.8**	**1,883.1**	**1,838.6**
Cash and cash equivalents at the end of the period	**1,351.2**	**1,039.0**	**1,351.2**	**1,039.0**
Included in cash and cash equivalents per the statements of financial position	1,351.2	1,041.3	1,351.2	1,041.3
Included the balance in Loans and financing - overdraft balance		(2.3)		(2.3)

(1) Derived from unaudited financial statements.

**Restated - EVE Transaction*

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EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

LIABILITIES	(1) As of March 31, 2022	(1) As of June 30, 2022*
Current		
Trade accounts payable	562.7	727.4
Trade accounts payable - Supplier finance	14.1	12.3
Lease liabilities	11.0	11.3
Loans and financing	326.8	70.2
Other payables	263.3	258.8
Contract liabilities	1,301.8	1,317.8
Derivative financial instruments	3.2	61.4
Taxes and payroll charges payable	38.0	37.1
Income tax and social contribution	71.4	79.8
Unearned income	2.8	2.6
Provision	113.8	111.8
Liabilities held for sale	47.4	-
	2,756.3	**2,690.5**
Non-current		
Lease liabilities	49.0	52.6
Loans and financing	3,229.0	3,092.7
Other payables	53.8	55.1
Contract liabilities	454.8	478.5
Derivative financial instruments	-	28.7
Taxes and payroll charges payable	13.0	12.1
Deferred income tax and social contribution	376.1	334.6
Unearned income	37.6	27.2
Provision	141.9	133.4
	4,355.2	**4,214.9**
TOTAL LIABILITIES	**7,111.5**	**6,905.4**
Shareholders' equity		
Capital	1,551.6	1,551.6
Treasury shares	(28.2)	(28.2)
Revenue reserves	1,301.4	1,301.4
Share-based remuneration	37.4	39.2
Accumulated other comprehensive loss	(155.3)	(215.0)
Results from transactions with non controlling shareholders	(27.1)	61.2
Retained earning	(31.7)	(178.2)
Non-controlling interests	108.8	260.7
Total Shareholders' equity	**2,756.9**	**2,792.7**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**9,868.4**	**9,698.1**

(1)Derived from unadited financial information.

**Restated - EVE Transaction*

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Reconciliation OF IFRS and “NON-GAAP” information

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables bellow.

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Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

Ratios based on “NON-GAAP” information

(i) Total debt represents short and long-term loans and financing (USD billion).

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Net cash w/o EVE represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing, less EVE’s Net Debt.

(iv) Total capitalization represents short and long-term loans and financing, plus shareholders equity (USD billion).

(v) Financial expense (gross) includes only interest and commissions on loans.

(vi) The table at the end of this release sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (USD million).

(vii) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement (USD million).

(viii) Adjusted LTM EBITDA excluding EVE is reconciled in the table on the page above.

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Investor Relations

Leonardo Shinohara, Jose Triques, Caio Moriani and Viviane Pinheiro.

(+55 11) 3040-6874

investor.relations@embraer.com.br

ri.embraer.com.br

ABOUT EMBRAER

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit embraer.com

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations